FIRST TENNESSEE BUILDING 165 MADISON AVENUE SUITE 2000 MEMPHIS, TENNESSEE 38103 PHONE: 901.526.2000 FAX: 901.577.2303
www.bakerdonelson.com

Matthew S. Heiter
Direct Dial: 901.577.8117
Direct Fax: 901.577.0737
E-Mail Address: mheiter@bakerdonelson.com

October 26, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Green Ballast, Inc.

Dear Sir or Madam:

Enclosed for filing on behalf of Green Ballast, Inc. is its Registration Statement on Form S-1, registering for resale 24,234,400 shares of common stock to be sold by existing stockholders.

Please direct any questions or comments to the undersigned.  If the staff determines to distribute any comments or correspondence via email, please forward such correspondence to the following emails:

kevin.adams@ greenballastinc.com
william.bethell@greenballastinc.com
mheiter@bakerdonelson.com
njalali@bakerdonelson.com

Sincerely,

/s/ Matthew S. Heiter

Matthew S. Heiter

MSH:rea

Enclosure

M MSH 2270874 v1
2919939-000001

ALABAMA •	GEORGIA •	LOUISIANA •	MISSISSIPPI •	TENNESSEE •	WASHINGTON, D.C.